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MindWalk Appoints Dr. Thomas W. Lynch as Chief Business Officer to Accelerate Commercial Expansion

AUSTIN, Texas - MindWalk Holdings Corp.™ (“MindWalk,” “Company,” “we” or “us”) (Nasdaq: HYFT), a Bio-Native AI company today announced the appointment of industry veteran Thomas W. Lynch, Ph.D. as Chief Business Officer (CBO), effective October 20, 2025.

“Tom’s combination of biotech depth and software commercialization expertise directly supports MindWalk’s next path of growth,” said Dr. Jennifer Bath CEO of MindWalk. “As we expand the reach of our HYFT-powered Deep Data platform across pharma and biotech markets worldwide, Tom’s leadership in scaling global teams and forging strategic partnerships will be instrumental in creating long-term shareholder value.”

Dr. Lynch is an accomplished industry leader with over two decades of experience focused at the intersection of biotechnology and software innovation. Dr. Lynch has a strong track record in scaling global commercial organizations, launching high-impact products, and driving market adoption of advanced software and data platforms. His career spans technical sales, client services, and business development, where he has consistently delivered growth by combining deep scientific understanding with disciplined commercial execution.

Most recently, Dr. Lynch served as Director of Technical Sales & Scientific Support at Aldevron, where he built and led a new global commercial Team, aligning strategies with scientific innovation and client needs. Prior to that, as Vice President of Global Sales and Client Services, Dr. Lynch spearheaded key initiatives including the introduction of clinical mRNA manufacturing services and strategic account expansion that materially advanced Aldevron’s market position. These efforts were instrumental in accelerating growth and positioning Aldevron for its $9.6B acquisition by Danaher Life Sciences in 2021.

Earlier in his career, Dr. Lynch led global commercial operations at DNASTAR, overseeing sales, distribution, and technical support while successfully launching software products that advanced protein structure prediction and analysis, such as NovaFold powered by I-TASSER. His achievements underscore a proven ability to successfully bring complex scientific software and data platforms to market.

Dr. Lynch also serves on the Board of BioForward, Wisconsin’s leading biohealth association, where he helped drive industry collaboration, education, and legislative initiatives across Wisconsin’s biohealth sector.

Dr. Lynch added: “MindWalk sits at the frontier of AI-native data intelligence in life sciences. I am excited to help accelerate the Company’s growth trajectory by translating its powerful technology into solutions that drive measurable value for customers, partners, and investors alike.”

MindWalk’s appointment of Dr. Lynch marks another step in executing its commercial strategy to broaden adoption of its Bio-Native AI platform, positioning the Company to capture a growing share of the multibillion-dollar life sciences data analytics market.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkAI.com

Source: MindWalk Holdings Corp.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These include, but are not limited to, statements regarding MindWalk’s appointment of Dr. Thomas W.

Lynch as Chief Business Officer; the expected impact of this appointment on the Company’s commercial strategy and growth trajectory; the scalability and adoption of MindWalk’s HYFT® technology and LensAI™ platform; and the Company’s ability to expand its Bio-Native AI solutions across pharmaceutical and biotechnology markets.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and company performance. Actual results could differ materially from those expressed or implied due to factors beyond the Company’s control, including: risks related to the execution of commercial and strategic initiatives; challenges in scaling AI-enabled software adoption in complex enterprise environments; scientific or technical development risks; market acceptance of the Company’s technologies; competitive pressures; intellectual property protection; and general economic, regulatory, or geopolitical conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025, available on the Company’s profiles at www.sedarplus.ca and www.sec.gov/edgar.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, MindWalk undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.